Robert A. Hudson

313 225 7019

hudson@butzel.com

Suite 100 150 West Jefferson

Detroit, Michigan 48226

T: 313 225 7000 F: 313 225 7080

butzel.com

January 8, 2013

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re:	United Mortgage Trust

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012

File No. 000-32409

Dear Mr. Gordon:

On behalf of United Mortgage Trust (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 28, 2012. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Company’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the Commission on March 30, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

General

1.	We note your response to comment one in our letter dated September 28, 2012. You have indicated that loans to affiliates are secured by pledges of third-party mortgages on single family residential properties and therefore do not present an asset concentration risk. You have further indicated that these loans are not secured by operating residential or commercial property. We continue to believe that your loans to affiliates are considered an asset concentration risk regardless if they are secured by operating residential or commercial property. SAB Topic 1I has been applied to other types of assets. We also continue to believe that audited financial statements of your affiliate would provide useful information on their ability to pay the outstanding line of credit. Please revise to provide audited financial statements of your affiliate.

Response

We agree that information regarding affiliates’ ability to pay outstanding obligations would be beneficial to investors. However, we respectfully submit that audited financial statements of affiliates should not be required because 1) with one exception, audited financial statements of affiliates are unavailable, and 2) other, more useful information is available.

As discussed in the December 10th, 2012 telephone call with the Staff, only one of the affiliates (UDF) has audited financial statements. The Company, while affiliated with a number of entities, has no ownership interest or governance role in those affiliates and thus has no ability to compel them to produce audited financial statements. Requiring audited financial statements would place an insurmountable hardship on the Company.

While the inability to obtain audited financial statements is a significant obstacle, we believe that even if audited financial statements were available, presentation of the information we propose below will be more useful to investors by providing all current information of interest and that no compelling purpose would be served by filing audited financial statements. The traditional form of income statement and balance sheet and comparative information of prior periods would not add relevant information to that we propose to provide, in main part because the Company’s loans are secured by third party collateral that would not be included within such financial statements.

We recognize that our affiliate loan transactions are numerous and complex. Therefore, in order to enhance the ability of shareholders and others to understand and be able to analyze those loans, we propose to update and consolidate all affiliate disclosures in the Company’s annual and quarterly 10-K and 10-Q filings in order to provide more useful and more easily understandable information regarding the Company’s relationship with its affiliates, the nature of the Company’s affiliate obligations, and the Company’s assessment of the affiliate’s ability to pay.  We propose that such updated information would include:

1)	a description of the nature of each affiliate relationship;
2)	a description of the affiliate obligation tied to the Company’s corresponding balance sheet line item, and the security associated with the loan or obligation;
3)	a chart depicting the loan or obligation, the balance outstanding as of the end of each reporting period and the collateral securing the loan;
4)	a cash flow analysis chart depicting the reported cash flow for each affiliate (footnoted to disclose whether or not information comes from audited financial statements) and the payment history for each loan or obligation; and
5)	the Company’s collectability analysis.

We also propose to revise Note F – Related Party Transactions in the Company’s Form 10-K to include the additional disclosures specified above in the Company’s future filings.  The Company believes this information will be more useful to investors than affiliates’ audited financial statements and respectfully submits that filing this information in the manner described above is consistent with the public interest and the protection of investors.

We are attaching an initial draft of the proposed revised disclosures as Exhibit A. We are continuing to review these disclosures and, if these draft disclosures are acceptable to the Staff, the Company will provide the Staff with an exhibit, for review, that contains our final proposed revised disclosures to be included in the Company’s future filings.

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2.	We also note that some of your receivables from affiliates do not appear to be secured by assets of unaffiliated third parties. As an example only, we note that Deficiency notes - affiliates (page 52) and Recourse obligations - affiliates (page 54) appear to be secured only by guaranty of an affiliate and assignment of the distributions on equity units of an affiliate. Please clarify to us how you considered these receivables in your evaluation of your asset concentration risk and the investors’ need of your affiliates’ audited financial statements.

Response

Recourse Obligations, affiliates

In assessing the collectability of the Recourse obligations, we consider a number of factors. These affiliates have pledged their Class C, Class D and Class EIA ownership units in UMT Holdings, L.P. Those units represent capital shares in UMT Holdings, L.P. and are eligible for, and receive, quarterly distributions from UMT Holdings, L.P. which are then used to service these debts. The ability to perform is principally dependent upon the reliability of the forecasted cash distributions associated with this pledged collateral and the sufficiency of the distributions to meet the debt service requirements under the Recourse Obligations. On a quarterly basis, the Company conducts a review of the collateral pledged by the underlying borrowers and third party guarantors in order to assess their ability to perform their obligations under the terms of the Recourse Obligations. This review includes:

•	analyzing the consolidated financial statements of UMT Holdings, L.P. including its cash flows and sources of cash flow, assets and net profits.
•	analyzing projected earnings and cash flows that will support distributions and validate the assumptions used to generate these projection;
•	assess the gurantors’ ability to execute on its business plan;
•	conduct discussions with and obtain representations from, the guarantors’ management with respect to their current and projected distribution amounts.
•	estimating the value of the pledged collateral (the ownership units) using a discounted cash flow (“DCF”) model.

Based on these reviews, the estimated DCF value of the pledged collateral was approximately $26,206,000 and $27,105,000 at December 31, 2011 and 2010, respectively. On the basis of those estimates, we concluded that the guarantors have the ability to perform their obligations under the guaranties and that the Recourse Obligations are fully realizable.

Deficiency Note, affiliate

The UMTHLC deficiency note is secured by the guaranty of UMTHLC and the limited guaranty of UMTHGS including pledge of up to 33% of the advisory fee received by UMTHGS. As with the recourse obligations, the Company also conducts a quarterly review of the underlying borrowers and third party guarantors in order to assess their ability to perform their obligations under the terms of the Deficiency Notes based on updated five-year forecasts of future cash flows of the underlying borrowers and guarantors. This ability to perform is principally dependent upon the borrower’s and obligor’s ability to realize cash flows sufficient to meet its current operational needs, as well as provide liquidity to fund the debt service requirements under the Company’s notes. This review includes, but is not limited to the same items as listed above under Recourse Obligations but with respect to these guarantors. Based on these reviews, the Company has concluded that the guarantors have the ability to perform their repayment obligations and that the Deficiency Note balance is fully realizable over their terms. Accordingly, we have not recorded any reserves on the principal portion of these loans.

We propose to disclose additional key financial information about these affiliates and their related receivables in our financial statements, which will include the five numbered items of information which we listed above in our response to comment No. 1.

On the general issue of asset concentration risk, we note that we currently have an asset concentration risk factor in our most recent report on Form 10-K which addresses only our line of credit to UDF. We propose to revise and expand that risk factor to read as set forth below. Please note that our draft revised disclosure provides significantly greater detail regarding the details and current status of the lending relationships referred to in this risk factor. For example, our current line of credit exposure to UDF that relates to the advances funded by UDF III under the Economic Interest Participation Agreement are exactly offset by a participation payable amount to UDF III; therefore the Company does not earn any net interest income on the advances made by UDF III and has no net collectability exposure under the Economic Interest Participation Agreement. Therefore we believe a more generic disclosure is appropriate to highlight the overall concentrated credit risk from the affiliate loan portfolio.

We are exposed to concentrated credit risk with respect to a number of our loan transactions with affiliates which could result in adverse results in the event of delinquencies or defaults.

A significant portion of our entire mortgage loan portfolio is comprised of loans we have made to affiliated entities. Although we regularly conduct collectability analyses of these affiliated entities, including UDF, the obligors under the recourse notes, UMT Holdings, L.P. and UMTHGS, because the security we hold for payment of a number of these obligations consists in significant part of receivables of these affiliates from other affiliates as well as unaffiliated third parties and the fact that our ultimate ability to collect on these obligations is dependent to a large extent upon the continued financial performance of those affiliates we are exposed to a concentrated credit risk. In the event of a failure by those affiliates to perform financially as they have regularly done in the past, our ability to collect on those obligations could be severely impaired or precluded. In such case, our earnings could be negatively impacted which in turn may limit distributions that we are able to pay to our shareholders.

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We also propose to revise Note F – Related Party Transactions in the Company’s Form 10-K to include the additional disclosures specified above in the Company’s future filings.

With regard to the need for audited financial statements, we adopt the discussion under Comment No. 1 concerning their unavailability, the usefulness of the information which we propose to provide and how these serve the public interest and protection of investors.

Our initial draft of our revised disclosures as Exhibit A includes a detailed discussion of the Recourse Obligations and Deficiency Notes.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (313) 225-7019.

Sincerely,

Butzel Long, a professional corporation

/s/ Robert A. Hudson

Robert A. Hudson

Enclosures

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Exhibit A

See Attached

Related Party Receivables

As a component of its real estate investment activities the Company has, since inception in 1996, regularly made mortgage investments in the form of loans to affiliates which were secured by loans originated by affiliates to unaffiliated third parties. In addition, the Company has purchased loans originated by affiliates to unaffiliated third parties.

Affiliates Relationships

The following chart depicts our affiliate relationships with which we have loan or recourse relationships:

Affiliate Relationships
United Mortgage Trust "The Company"
UMT Holdings L.P. Delaware L.P. "UMTH"
Limited Guarantee
Advisor
99.9% Ownership
Loan Secured by Interim Mortgage Loans Made to Unaffiliated Borrower
Deficiency Note
UMTH Lending Company L.P. Delaware L.P. "UMTH LC" Borrower
UMTH General Services L.P. Delaware L.P. "UMTH GS"
UMTH Land Development L.P. Delaware L.P. "UMTH LD"
Revolving Line of Credit
Recourse Obligations Secured by Equity Interests
Revolving Line of Credit Secured by Interim Mortgage Loans Made to Unaffiliated Borrowers
Asset Manager
Asset Manager
United Development Funding L.P. "UDF I"
Revolving Line of Credit Participation
United Development Funding III L.P. "UDF III"
Equity Interests
Ready America Funding Corp. "RAFC" Borrower
South Central Mortgage Inc. "SCMI" Note Seller
Capitol Reserve Corp. "CRC" Borrower
Wonder Funding Inc. "WFI" Borrower

The affiliate relationships depicted above are more fully described below:

•	UMT Holdings, L.P. (“UMTH”) is a Delaware limited partnership which is in the real estate finance business. UMTH holds a 99.9% limited partnership interest in:
o	UMTH Lending Company, LP which made interim mortgage loans to unaffiliated third parties;
o	UMTH General Services, L.P. (UMTHGS”) which serves as advisor to the Company and;
o	UMTH Land Development, L.P. (“UMTHLD”) which serves as asset manager to United Development Funding, L.P. (“UDF I”).
•	UMTH Lending Company, L.P. (“UMTHLC”) is a Delaware limited partnership, and subsidiary of UMTH. The Company has loaned money to UMTHLC secured by interim mortgage loans for the acquisition and renovation of single-family homes made by UMTHLC to unaffiliated third parties borrowers.
•	UMTH Land Development, L.P., (“UMTHLD”), is a Delaware limited partnership and subsidiary of UMTH which serves as asset manager for and holds a 50% profit interest in United Development Funding, L.P. (“UDF I”), a Delaware limited partnership. UMTHLD also serves as general partner of United Development Funding III, L.P. (“UDF III”).
•	United Development Funding, L.P. (“UDF I”), a Delaware limited partnership which originates loans and makes investments for the acquisition and development of parcels of real property as single-family residential lots. UMTHLD serves as the asset manager of UDF I. The Company has extended a revolving line of credit facility to UDF I which is secured by all of UDF I’s senior and subordinate real estate secured loans and equity investments.

•	United Development Funding III, L.P., a Delaware limited partnership, (“UDF III”). UMTHLD serves as general partner of UDF III. UDF III .has purchased an economic participation in a revolving credit facility we have provided to UDF I.
•	Capital Reserve Group (“CRG”) is a Texas corporation that is 50% owned by Todd Etter and William Lowe, partners of UMTH, which holds a 99.9% interest in UMTHGS, our advisor. The Company has loaned money to CRG secured by interim mortgage loans for the acquisition and renovation of single-family homes made by CRG to unaffiliated third parties borrowers.
•	Ready America Funding Corp. (“RAFC”) is a Texas corporation that is 50% owned by South Central Mortgage, Incorporated (“SCMI”), a company owned by Todd Etter and 50% beneficially owned by Craig Pettit, a partner in UMTH. The Company has loaned money to RAFC secured by interim mortgage loans secured by land and modular and manufactured single-family homes placed on the land made by RAFC to unaffiliated third party borrowers.
•	SCMI, a Texas corporation. The Company has purchased long term owner-occupied residential mortgage loans from SCMI secured by single-family homes.
•	Wonder Funding, LP (“Wonder”) is a Delaware limited partnership that is owned by Ready Mortgage Corporation (“RMC”). RMC is beneficially owned by Craig Pettit, a partner of UMTH. The Company has loaned money to Wonder secured by interim mortgage loans for the acquisition and renovation of single-family homes made by Wonder to unaffiliated third parties borrowers.

The following table details the governance and ownership aspects of above affiliate relationships:

United Mortgage Trust Affiliate Relationships
Company	Affiliation	Governance	Ownership
UMT Holdings, L.P. ("UMTH")	99.9% owner of our borrower, UMTHLC and our advisor, UMTHGS	UMT Services, Inc. serves as General Partner	10 Limited Partners
UMTH Lending Company, L.P. ("UMTHLC")	Borrower	UMT Services, Inc. serves as General Partner	Owned by 2 UMTH Limited Partners
UMTH Land Development, L.P. ("UMTHLD")	Asset Manager for UDF I and General Partner of UDF III	UMT Services, Inc. serves as General Partner	99.9% owned by UMTH
United Development Funding, L.P. ("UDF I")	Borrower	United Development Funding, Inc., serves as General Partner	41 Limited Partners
United Development Funding III, L.P. ("UDF III")	Loan Participant	UMTHLD serves as General Partner	9003 Limited Partners
Capital Reserve Group, Inc. ("CRG")	Borrower	2 UMTH Limited Partners serve as directors	Owned by 2 UMTH Limited Partners
Ready America Funding Corp. ("RAFC")	Borrower	2 UMTH Limited Partners serve as directors	Beneficially owned by 2 UMTH Limited Partners
South Central Mortgage, Inc. ("SCMI")	Note Seller	One UMTH Limited Partner serves as director	Beneficially owned by 1 UMTH Limited Partner
Wonder Funding, L.P. ("Wonder")	Borrower	One UMTH Limited Partner serves as director	Beneficially owned by 1 UMTH Limited Partner

Note - None of the Company’s trustees or officers hold a direct or beneficial interest in any of the above affiliates.

Affiliate Receivables

The following table summarizes our affiliate loans and obligations and corresponding outstanding balances as of December 31, 2011 and 2010. The amounts shown in the table below are included in the consolidated balance sheet on page 44 of the Company’s Report on Form 10-K for the year ended December 31, 2011.

	2011	2010	Collateral
Interim loans, affiliates
UMTHLC	$870,949	$8,046,198	Real estate
RAFC	$16,448,641	$16,592,192	Real estate
Total	$17,319,590	$24,638,390

Lines of credit receivable, affiliates
UDF I	$5,863,024	$5,143,004	Land development loans and equity investments
UDF III Economic interest participation agreement	$65,503,661	$57,050,973	Land development loans and equity investments
UMTHLC	$6,990,096	$7,520,284	Real estate
Total	$78,356,781	$69,714,261

Recourse obligations, affiliates
CRG	$4,470,793	$4,420,434	Pledge of equity interests & limited guaranty
RAFC	$8,451,488	$8,458,077	Pledge of equity interests & limited guaranty
SCMI	$3,480,792	$3,480,792	Pledge of equity interests & limited guaranty
RAFC/Wonder	$1,958,637	$1,961,870	Pledge of equity interests & limited guaranty
Total	$18,361,710	$18,321,173

Deficiency note, affiliate
UMTHLC	$29,507,820	$12,739,093	Guaranty

The following is a brief description of the Company’s affiliate receivables, by type, and related collateral.

Interim Loans, Affiliates

The Company has loaned money to UMTHLC and RAFC secured by interim mortgage loans for the acquisition and renovation of single-family homes made by UMTHLC and RAF to unaffiliated third parties borrowers. These loans are collaterally assigned to the Company as security for the interim loans between UMTHLC and RAFC and the Company. These loan balances are included in “Interim loans, affiliates” in the Company’s consolidated balance sheets on page 44 of the Company’s Report on Form 10-K for the year ended December 31, 2011.

Lines of Credit, Affiliates – UDF I, UDF III and UMTH LC

UDF I and UDF III

The Company has entered into a revolving line of credit with UDF I, secured by the pledge of all of UDF I's land development senior and subordinated real estate secured loans and equity investments.

The Company has entered into an Economic Interest Participation Agreement with UDF III, pursuant to which UDF III purchased an economic interest in the UDF I revolving line of credit (“Loan”) and was granted an option to acquire a full ownership participation interest in the Loan. The advances funded by UDF III are exactly offset by a participation payable amount to UDF III; therefore the Company does not earn any net interest income on the advances made by UDF III and has no net collectability exposure under the Economic Interest Participation Agreement.

The above loan balances are included in “Lines of credit receivable, affiliate” in the Company’s consolidated balance sheets on page 44 of the Company’s Report on Form 10-K for the year ended December 31, 2011.

UMTHLC

The Company has entered into a secured line of credit promissory note with UMTHLC in the amount of $8,000,000. The line of credit is secured by first lien mortgage interests in single family residential properties.

These loan balances are included in “Lines of credit receivable, affiliates” in the Company’s consolidated balance sheets on page 44 of the Company’s Report on Form 10-K for the year ended December 31, 2011.

Recourse Obligations, Affiliates

Capital Reserve Group (“CRG”), Ready America Funding Corp. (“RAFC”), and Wonder Funding, L.P. (“Wonder”) made interim loans to unaffiliated third party borrowers for the acquisition and renovation of single-family homes. The Company made loans, with recourse, to each of these entities. Each of these entities used the proceeds from such loans to originate loans to unaffiliated third party borrowers, which are referred to as "underlying loans," that are pledged to the Company as security for the Company’s loans made to them. When principal and interest on an underlying loan are due in full, at maturity or otherwise, the corresponding obligation owed to the Company is also due in full.

In addition to the loans made, with recourse, to CRC, RAFC, and Wonder, the Company purchased long term residential mortgage loans from South Central Mortgage, Inc. (“SCMI”) referred to as "purchased loans," and entered into recourse agreements under which SCMI agreed to repay certain losses the Company incurred with respect to the purchased loans by delivering an unsecured deficiency note in the amount of the deficiency to the Company.

All amounts due from each affiliate under the recourse obligations and deficiency notes described above have been consolidated into secured promissory notes (“Recourse Obligations”). The security for the Recourse Obligations consists of a pledge of each affiliate’s respective Class C, Class D, and Class EIA ownership units in UMTH and in the case of Wonder secured by a limited indemnification agreement between UMTH and the Company. This collateral represents capital shares in UMTH and is eligible for, and receives, quarterly distributions from UMTH. See “Management’s Collectability Analysis for Affiliate Recourse Obligations and Deficiency Notes” below for management’s evaluation of collateral securing the affiliate obligations.

Based upon the collectability analysis performed by it, the Company has concluded that the guarantors have the ability to perform their obligations under the guaranties and that the Recourse Obligations are fully realizable.

These Recourse Obligation balances are included in “Recourse obligations, related party” in the Company’s consolidated balance sheets on page 44 of the Company’s Report on Form 10-K for the year ended December 31, 2011.

Deficiency Note, Affiliate

As noted above, the Company has loaned money to UMTHLC to fund the origination of interim loans to their borrowers. If UMTHLC or the Company forecloses on a property securing an interim mortgage, and the proceeds from the sale are insufficient to pay the loan in full, UMTHLC delivers an unsecured deficiency note in the amount of the deficiency to the Company. In 2007, UMTHLC issued to the Company a promissory note to evidence its deficiency obligations to the company (the “Deficiency Note”). The Deficiency Note is secured by a limited guaranty by UMTHGS, the Advisor. These Deficiency Note balance is included in “Deficiency note, related party” in the Company’s consolidated balance sheets on page 44 of the Company’s Report on Form 10-K for the year ended December 31, 2011.

Management’s Collectability Analysis for Affiliate Recourse Obligations and Deficiency Notes

Recourse Obligations and Deficiency Notes are resultant from a shortfall in the repayment of an underlying loan securing a loan to an affiliate or in the shortfall in repayment from a defaulted and foreclosed long-term residential mortgage purchased from an affiliate. In both cases, the Company has recourse to the affiliate for the shortfall. Unlike the original underlying loan or purchased mortgage, the affiliate’s recourse obligation is not secured by a lien on a real property. Recourse obligations of CRG, RAFC, SCMI and Wonder are secured by the pledge of equity interests held in UMTH. The UMTHLC deficiency note is secured by the guaranty of UMTHLC and the limited guaranty of UMTHGS including pledge of up to 33% of the advisory fee received by UMTHGS. Because the obligations are secured by third party collateral and guarantees, management conducts quarterly analysis of the integrity and value of the security for each obligation, and makes a determination of the collectability of the obligations based on the collateral value and cash flows derived from the collateral.

In making these loans, we considered a number of factors to preserve and enhance our ability to be repaid. The security for the Recourse Obligations of CRG, RAFC and SCM consists of pledges of each affiliate’s respective Class C, Class D, and Class EIA ownership units in UMTH. This collateral represents capital shares in UMTH and is eligible for, and receives, quarterly distributions from UMTH. Class C and EIA units are entitled to a total distribution of $1,000 per unit and the value of the C and EIA unit collateral is determined through multiplying the number of pledged units remaining times $1,000. Class D units are entitled to perpetual distributions and are valued using a discounted cash flow (“DCF”) model that is reviewed and updated each quarter. The integrity of the C, D and EIA unit collateral is determined by the distribution priority given to each unit by the UMTH general partner and the reliability of forecasted distributions. Security for the Recourse Obligation of Wonder consists of a limited indemnification agreement in the initial amount of $1,134,000. The table below depicts the remaining collateral value securing the Recourse Obligations at December 31, 2011.

Name	Initial principal amount	Balance at September 30, 2012	Promissory Note principal amount (2)	Units pledged as security	C Units distributed during 2012	Units remaining	Estimated Collateral Value (3)
CRG	$2,725,442	$4,530,161	$4,300,000	4,984 Class C and 2,710 Class D	91	2,602 Class C and 2,710 Class D	$5,338,000
RAFC	$3,243,369	$8,531,375	$7,100,000	11,228Class C & 6,659 Class D	325	9,392 Class C & 6,659 Class D	$13,527,000
SCMI	$3,295,422	$3,480,792	$3,488,643	4,545 Class C and 3,000 Class D	37	1,064 Class C and 3,000 Class D	$5,472,000
RAFC / Wonder(1)	$1,348,464	$1,958,637	$1,400,000	1,657 Class C	56	1,601 Class C	$1,601,000
Wonder Indemnification (1)	n/a	n/a	n/a	$1,134,000	-	n/a	$822,000
Totals	$10,612,697	$18,500,965	$16,288,643				$26,760,000

Cash Flow Analysis

The ability to perform is principally dependent upon the forecasted cash distributions associated with the pledged collateral and the ability of the distributions to meet the debt service requirements under the Recourse Obligations. On a quarterly basis, the Company conducts a review of the collateral pledged by the underlying borrowers and third party guarantors in order to assess their ability to perform their obligations under the terms of the Recourse Obligations. This review includes analyzing the consolidated financial statements of UMT Holdings, L.P. including its cash flows and sources of cash flow, assets and net profits. In addition to reviewing the historical financial statements we analyze projected future earnings and cash flows that will support distributions and validate the assumptions used to generate these projections, assessing the ability to execute on the business plan, conducting discussions with and obtaining representations from the guarantors’ management with respect to their current and projected distribution amounts. Management reviews near-term (1 year) and long-term (5 years) distribution forecasts associated with the UMTH Class C, D and EIA units, cash flow from the indemnification agreement, cash flow from UMTHGS advisory fees and cash flow to UMTHLC to determine if the forecasted cash flows are sufficient to meet the obligations. The available cash flow from UMTH, as shown in the Historical Performance table below, indicates sufficient cash flow from the guarantors to service the Recourse Obligations and the Deficiency Note. In addition to the above mentioned collateral, the Company has a guaranty limited to a maximum of $10,582,336 from UMTH of all amounts due under the Recourse Obligations.

The UMTHLC deficiency note is secured by the guaranty of UMTHLC and the limited guaranty of UMTHGS including pledge of up to 33% of the advisory fee received by UMTHGS. The value of both the UMTHLC guarantee and the UMTHGS limited guarantee is determined by the cash flow associated with either UMTHLC or the amount of advisory fees earned by UMTHGS.

Historical Performance

Management also considers historical cash flows and payment history to make an assessment of the collectability of the obligations. The table below depicts the historical cash flows for each obligor and the payment history under its obligation for the years ended December 31, 2012, 2011 and 2010. To date, the obligors have met all of their financial obligations to the Company.

	2012		2011		2010
Obligor	Cash Flow	Payments	Cash Flow	Payments	Cash Flow	Payments
UMTH (1),(3)	$12,011,739	$2,813,601	$5,158,477	$1,516,230	$1,239,553	$9,171
UDF I (2),(4)	$6,559,430	$-	$9,202,636	$-	$9,959,457	$20,000
CRG (1)	$171,641	$171,641	$-	$-	$68,801	$68,801
RAFC (1)	$583,796	$583,796	$-	$-	$101,627	$101,627
SCMI (1)	$390,343	$90,343	$300,000	$-	$353,442	$53,442
Wonder (1)	$86,556	$86,556	$-	$-	$30,030	$30,030

(1)	Unaudited.
(2)	Audited.
(3)	Represents available cash flow for debt service and distributions. UMTH generates cash flow that is used to service the UMTHLC Deficiency Note and the Recourse obligations. Cash flow amount for 2012 is an estimate and subject to change.
(4)	Represents principal payment proceeds received by UDF I from its borrowers. These receipts are the sources used by UDF I to repay its line of credit payable to the Company. Cash flow amount for 2012 is an estimate and subject to change.

Based on its review of the quality and integrity of the security, the forecasted cash flows and the historical performance of each obligor, management has determined the cash flows of the obligor to be sufficient to meet the terms of the Recourse Obligations and Deficiency Notes.